Prudential Investment Portfolios, Inc. 10
655 Broad Street, 17th Floor
Newark, New Jersey 07102

December 27, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Mr. Alberto Zapata

Re:

Prudential Investment Portfolios, Inc. 10—Prudential QMA Mid-Cap Value Fund:

Form N-1A Post-Effective Amendment No. 63 to the Registration

Statement under the Securities Act of 1933

File No. No. 333-119741
Request for Acceleration of Registration Statement Effectiveness

Dear Mr. Zapata:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Prudential Investment Portfolios, Inc. 10 (the Company) respectfully requests the effectiveness of the above-referenced post-effective amendment to its registration statement (the “Registration Statement”) on Form N-1A be accelerated to December 27, 2017, or as soon thereafter as practicable.

Please note that we acknowledge the following:

• should the Securities and Exchange Commission (the “Commission”) or the staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Prudential Investment Portfolios, Inc. 10

/s/ Jonathan D. Shain

Name: Jonathan D. Shain

Title: Assistant Secretary

Prudential Investment Management Services LLC (PIMS)

/s/ Peter J. Boland

Name: Peter J. Boland

Title: Senior Vice President and Chief Operating Officer